As filed with the Securities and Exchange Commission on February 16, 2005

                                                              File No. 333-91132
                                                                       ---------
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                          FORM SB-1/A AMENDMENT NO. 11

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                             MENTOR PROMOTIONS, INC.
             (Exact name of registrant as specified in its charter)

     Nevada                              5960                  75-2900513
------------------------------   ------------------------   ------------------
(State or jurisdiction of        (Primary Industrial        I.R.S. Employer
incorporation or organization)    Classification Code No.)   Identification No.

             5031 Gordon Smith, Rowlett, Texas 75088     (972) 303-0905
         ---------------------------------------------------------------
(Address, including the ZIP code & telephone number, including area code of Registrant's principal executive office)

                                   Mark Wells
             5031 Gordon Smith, Rowlett, Texas 75088 (972) 303-0905
             ------------------------------------------------------
(Name, address, including zip code, and telephone number, including area code of agent for service)

                  Copies to:      T. Alan Owen & Associates, P.C.
                  ---------
                                         Attorneys at Law
                                 1112 E. Copeland Road, Suite 420
                                      Arlington, Texas 76011
                                          (817) 460-4498
Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.


                         CALCULATION OF REGISTRATION FEE
-----------------------------------------------------------------------------------------

Title of Each            Amount      Proposed Maximum        Proposed         Amount of
Class of Securities       To be       Offering Price    Maximum Aggregate   Registration
to be Registered       Registered     Per Share (1)     Offering Price (1)       Fee
-----------------------------------------------------------------------------------------
Common stock,
$0.001 par value

Minimum                   100,000            $0.50             $  50,000          $269
Maximum                 1,000,000            $0.50             $ 500,000          $269
-----------------------------------------------------------------------------------------
Total maximum           1,000,000            $0.50             $ 500,000          $269(2)



The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the registration statement shall hereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
 (1) Estimated solely for the purpose of calculating the registration fee.
 (2) Represents minimum fee.

                             MENTOR PROMOTIONS, INC.


                Minimum of 100,000 shares of common stock, and a
                   Maximum of 1,000,000 shares of common stock
                                 $0.50 per share

We are making a best efforts offering to sell common stock in our company. The common stock will be sold by our officer and director, Mark Wells. The offering price was determined arbitrarily and we will raise a minimum of $50,000 and a maximum of $500,000. The funds will be held by the Company uncashed, held in a safe with the related subscription agreements, until the minimum amount is raised, at which time the funds will be deposited in the Company bank account, and stock certificates issued. The accounting for these subscription funds will be done on a ledger so that the Company will know the amount raised at any time. The offering will end on August 15, 2005 and should we not sell the minimum amount, the uncashed checks will promptly be returned to investors, and no interest will be paid on these funds, so all funds will be returned to the investors.

The Offering:

                                  Per Share          Minimum      Maximum
                                  ---------          -------      -------
Public Offering Price . . .           $0.50         $ 50,000     $500,000


There is currently no market for our securities and no market may ever develop for our securities.
                          ----------------------------

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE SHARES ONLY IF YOU CAN AFFORD A COMPLETE LOSS. SEE "RISK FACTORS" BEGINNING ON PAGE 3.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                          -----------------------------


                   This Prospectus is dated February 16, 2005

                               PROSPECTUS SUMMARY

OUR COMPANY

         We were incorporated on August 2, 2000 in the State of Nevada. Our executive offices are located at 5031 Gordon Smith, Rowlett, Texas 75088. We are engaged in the mold remediation business through our 100% owned subsidiary, Texas Fresh Air, Inc., which we formed on November 15, 2002. The funds from this offering will allow us to further develop our business by our advertising and marketing our services throughout the State of Texas. The minimum funds raised in this offering will take us to a point where we reach the stage where our cash flow from operations sustains our current operations.


THE OFFERING

                                                     Minimum           Maximum
                                                     -------           -------
Common stock offered                                 100,000         1,000,000
Total shares outstanding after this offering       4,870,000         5,770,000

Officers, directors, their affiliates and principal shareholders will not be able to purchase shares in this offering.

Our attorney may purchase shares in this offering but by an oral agreement with us is limited to 40,000 shares, and may purchase up to 10,000 shares in order to reach the minimum. All shares purchased by the attorney would be purchased with a view to investment and not for resale.

USE OF PROCEEDS

Most of the money you invest will represent proceeds to the company. We will use the proceeds from this offering to:
          o pay expenses of this offering, which are estimated to be $16,769 if the minimum is sold and $33,769 if the maximum amount is sold
          o develop our advertising and marketing programs to further develop our business
          o    marketing and general working capital

                                  RISK FACTORS

         You should carefully consider the risks described below and all other information contained in this prospectus before making an investment decision.


WE ARE A RECENTLY FORMED COMPANY, FORMED IN THE STATE OF NEVADA ON AUGUST 2, 2000, WITH LIMITED ACTIVITY AND EXPECT TO HAVE LOSSES THAT MAY CONTINUE FOR THE FORESEEABLE FUTURE WHICH COULD CAUSE THE VALUE OF YOUR INVESTMENT TO DECLINE OF BECOME WORTHLESS.

We have not achieved profitability from continued operations and expect to incur net losses for the foreseeable future. We expect to incur significant operating expenses and, as a result, will need to generate significant revenues to achieve profitability, which may not occur. Even if we do achieve profitability, we may be unable to sustain or increase profitability on a quarterly or annual basis in the future. If we are unable to achieve profitability, your investment in our common stock may decline or become worthless.

WE RELY ON OUR OFFICER FOR DECISIONS AND HE WILL RETAIN SUBSTANTIAL CONTROL OVER OUR BUSINESS AFTER THE OFFERING AND MAY MAKE DECISIONS THAT ARE NOT IN THE BEST INTEREST OF ALL STOCKHOLDERS WHICH COULD CAUSE THE VALUE OF YOUR INVESTMENT TO DECLINE.

Upon completion of this offering, our officers will, in the aggregate, beneficially own approximately 82.14% (or 69.32% if maximum is sold) of the outstanding common stock. As a result, our officer will have the ability to control substantially all the matters submitted to our stockholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. He will also control our management and affairs. Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of us, impeding a merger, consolidation, takeover or other business combination involving us or discouraging a potential acquirer from making a tender offer or otherwise attempting to take control of us, even if the transaction would be beneficial to other stockholders. This in turn could materially cause the value of our stock to decline or become worthless.


OUR OFFICER AT PRESENT SPENDS APPROXIMATELY HALF OF HIS TIME ON THE ACTIVITIES OF THE COMPANY, WHICH COULD CAUSE A LACK OF ATTENTION TO THE BUSINESS AND CAUSE THE BUSINESS TO DECLINE OR EVEN BECOME WORTHLESS.

         At the present time, our officer spends approximately half of his time on the activities of the Company. After the offering is complete, he expects to spend more time in order to implement the plan of operations to build the business of the company. There is a risk that he could continue to spend only half of his time on the activities of the Company, and if this turns out to be the case, the business of the Company could stagnate, decline or even become worthless.

OUR PRODUCTS ARE NOT SUBJECT ANY GOVERNMENT REGULATION, BUT WE ANTICIPATE THAT RECENTLY PASSED STATE REGULATIONS WILL CONTINUE TO EVOLVE AND AFFECT OUR INDUSTRY. IF WE DO NOT CONTINUE TO MEET THE STANDARDS AND REGULATIONS, OUR BUSINESS COULD BE REDUCED SUBSTANTIALLY OR ERODE COMPLETELY WHICH COULD CAUSE THE VALUE OF YOUR INVESTMENT DECLINE OR BECOME WORTHLESS.


There are no new government regulations for mold remeditators. In Texas on June 12, 2003, Governor Rick Perry signed legislation that became effective September 1, 2003 calling for the Department of Health to establish a licensing program, thus becoming the first state to legislate mold remediator/assessor licensing. This legislation recently went into effect, and the rules proposed by the Texas Department of Health gave us until January 1, 2005 to take a training course and pass their exam. The proposed rules are avialable at www.tdh.state.tx.us/beh/iaq/proposedrule.doc. Although we have satisfied the new requirements for training and passing exams, if we do not, cannot, or for any other reason fail to meet any new standards or criteria established by government regulations, our business could be reduced substantially or eroded completely. In either case, your investment could decline in value or become completely worthless.


NO PUBLIC MARKET HAS EXISTED FOR OUR SHARES AND AN ACTIVE TRADING MARKET MAY NOT DEVELOP OR BE SUSTAINED; IF THAT HAPPENS, YOU MAY NOT BE ABLE TO SELL THE SHARES PURCHASED IN THIS OFFERING.

         There has been no public market for our common shares. We cannot assure you that an active trading market will develop or be sustained after this offering. You may not be able to resell your shares at or above the initial public offering price. The initial public offering price has been determined arbitrarily and may not be indicative of the market price for our common shares after this offering.


                           FORWARD-LOOKING STATEMENTS

         This prospectus contains forward-looking statements. These forward-looking statements are not historical facts but rather are based on current expectations, estimates and projections about our industry, our beliefs and our assumptions. Words such as "anticipates", "expects", "intends", "plans", "believes", "seeks" and "estimates", and variations of these words and similar expressions, are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed, implied or forecasted in the forward-looking statements. In addition, the forward-looking events discussed in this prospectus might not occur. These risks and uncertainties include, among others, those described in "Risk Factors" and elsewhere in this prospectus. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this prospectus.

                                 USE OF PROCEEDS

         The total cost of the minimum offering is estimated to be $16,769, or $33,769 if the maximum is sold consisting primarily of legal, accounting and blue sky fees.
         The following table sets forth how we anticipate using the proceeds from selling common stock in this offering, reflecting the minimum and maximum subscription amounts:

                                                      $50,000          $500,000
                                                      Minimum           Maximum
-------------------------------------------------------------------------------
Legal, Accounting & Printing Expenses                   9,500            26,500
Other Offering Expenses                                 7,269             7,269
Net Proceeds to Company                                33,231           466,231
                                                     --------         ---------
TOTAL                                                $ 50,000         $ 500,000

The following describes each of the expense categories:
o legal, accounting and printing expense is the estimated costs associated with this offering; o other offering expenses includes SEC registration fee, blue sky fees and miscellaneous expenses with regards to this offering.

The following table sets forth how we anticipate using the net proceeds to the company:

                                            $50,000       $250,000     $500,000
                                            Minimum       Midpoint      Maximum
-------------------------------------------------------------------------------
Marketing                                  $ 15,000        $ 50,000    $100,000
Remediation equipment                         10,000         50,000     120,000
Salaries                                       3,000         30,000      60,000
Products/services/training/licensing           4,000         65,000     130,000
General corporate overhead                     1,231         21,231      55,231
                                           ---------      ---------    --------
Proceeds to company                        $  33,231      $ 216,231    $466,231
The category of 'products/services/training/licensing' will be used to:
o Develop new products and services as explained in the 'Description of Business' section
o    Train new employees in procedures of the remediation process
o    Obtain  licenses  for the Company and  employees  as may be required by new
     legislation   which  is  described  under  Government   Regulation  in  the
     'Description of Business' section


                                    DILUTION

         If you purchase common stock in this offering, you will experience an immediate and substantial dilution in the projected book value of the common stock from the price you pay in this initial offering.


         The book value of our common stock as of November 30, 2004 was $15,216 or $0.00 per share. Book value per share is equal to our total assets, less total liabilities, divided by the number of shares of common stock outstanding.

         After giving effect to the sale of common stock offered by us in this offering, and the receipt and application of the estimated net proceeds (at an initial public offering price of $0.50 per share, after deducting estimated offering expenses), our projected book value as of November 30, 2004 would be approximately $48,447 or $0.01 per share, if the minimum is sold, and $481,447 or $0.07 per share, if the maximum is sold.

         This means that if you buy stock in this offering at $0.50 per share, you will pay substantially more than our current shareholders. The following represents your dilution:
o if the minimum of 100,000 shares are sold, an immediate decrease in book value to our new shareholders from $0.50 to $0.01 per share and an immediate increase in book value per common share to our current stockholders.
o if the maximum of 1,000,000 shares are sold, an immediate decrease in book value to our new shareholders from $0.50 to $0.07 per share and an immediate increase in book value per common share to our current stockholders.

The following table illustrates this per share dilution:
--------------------------------------------------------


                                                           Minimum      Maximum
Assumed initial public offering price                       $0.50        $0.50

Book value as of November 30, 2004                          $0.00        $0.00
Projected book value after this offering                    $0.01        $0.07
Increase attributable to new stockholders:                  $0.01        $0.07

Projected book value
    as of November 30, 2004 after this offering             $0.01        $0.07
Decrease to new stockholders                               ($0.49)      ($0.43)
Percentage dilution to new stockholders                       98 %       86 %


         The following table summarizes on a projected basis as of November 30, 2004, shows the differences between the number of shares of common stock purchased, the total consideration paid and the total average price per share paid by the existing stockholders and the new investors purchasing shares of common stock in this offering:


               The remainder of this page intentionally left blank




MINIMUM OFFERING
----------------

                        Number           Percent                           Average
                       of shares        of shares         Amount          price per
                         owned            owned            paid            share       % paid
-----------------------------------------------------------------------------------------------

Current
shareholders           4,770,000          96.0           $   74,220       $ 0.02        59.7

New investors            100,000           4.0           $   50,000       $ 0.50        40.3
                      -------------------------------------------------------------------------


Total                  4,870,000           100.0         $ 124,220

MAXIMUM OFFERING
                        Number           Percent                          Average
                       of shares        of shares         Amount          price per
                         owned            owned            paid            share       % paid
-----------------------------------------------------------------------------------------------
Current
shareholders           4,770,000          70.5           $   74,220       $ 0.02        12.9

New investors          1,000,000          29.5           $ 500,000        $ 0.50        77.1
                      -------------------------------------------------------------------------

Total                  5,770,000           100.0         $ 574,220





                              PLAN OF DISTRIBUTION

         This offering of our common stock is being sold on our behalf by our sole officer and director, who will receive no commission on such sales. In making these sales, he will be relying on the safe harbor from broker registration under Rule 3a4-1 of the Securities Exchange Act of 1934. All sales will be made by personal contact by our sole officer and director, Mark Wells. We will not be mailing our prospectus to anyone or soliciting anyone who is not personally known by Mr. Wells, introduced to him and personally contacted by him in person or by telephone. All those contacted by Mr. Wells will be by personal telephone contact and will be relatives, friends or business acquaintances. The Company is filing its registration statement in the State of Nevada and is filing under Nevada Revised Statutes 90-480 - Registration by Coordination. The effective date in Nevada will be the same as the effective date with the U.S. Securities & Exchange Commission. The other states we sell in will be under an exemption for limited offering where we will limit our sales in those states to the minimum number of investors to receive such exemption. Mr. Wells will be contacting friends, relatives and business acquaintances in Nevada, Texas, Illinois, Ohio, Florida, Alabama, California, Maryland, New York, Colorado, Pennsylvania, Massachusetts and Canada. Should we sell to investors in states other than those listed, we will notify those who have already subscribed for shares by mail.

         The officer will be selling the common stock in this offering relying on the safe harbor from broker registration under the Securities Act of 1934.

Mr. Wells qualifies under this safe harbor because Mr. Wells: (a) is not subject to a statutory disqualification, (b) will not be compensated in connection with his participation by the payment or other remuneration based either directly or indirectly on transactions in the securities, (c) is not an associated person of a broker dealer, and has not been an associated person of a broker dealer within the preceding twelve months, and (d) primarily performs, and will perform, after this offering, substantial duties for the issuer other than in connection with the proposed sale of securities in this offering. Management will not be able to purchase shares in this offering.

         The money we raise in this offering before the minimum amount is sold will be held uncashed by the Company until the minimum amount is raised, at which time the funds will be deposited in the Company account. Such funds will be refunded immediately, without interest, if the minimum amount is not sold by August 15, 2005.

         Certificates for shares of common stock sold in this offering will be delivered to the purchasers by Signature Stock Transfer, Inc., 2301 Ohio Drive, Suite 100, Plano, Texas 75093, telephone 972-612-4120, the stock transfer company chosen by the company as soon as the minimum subscription amount is raised.

                             DESCRIPTION OF BUSINESS

We were incorporated on August 2, 2000 in the State of Nevada. Our founder, Mark Wells is our sole director and officer and holds 4,000,000 shares of common stock which we issued to him for $4,000, composed of $500 cash and $3,500 of his services. We are engaged in the mold remediation business through our 100% owned subsidiary which we formed on November 15, 2002. The funds from this offering will allow us to further develop our business by our advertising and marketing our services throughout the State of Texas. The minimum funds raised in this offering will take us to a point where we reach the stage where our cash flow from operations sustains our current operations.

Prior to entering the mold remediation business, we had an operating company, Monsterfit.com, Inc. that we purchased from third party individuals on October 25, 2001 for 120,000 shares and $6,000. that developed and operated a web-based on-line vitamin and nutrient supplement line of products through the web site MonsterFit.com targeted mainly to people interested in fitness, such as bodybuilders. We purchased the business and Mark Wells, our President, became its sole officer and director. We realized that the funds needed to develop that business would be significant due to the requirement for publication advertising and road show costs and due to lack of capital and declining revenues we elected to pursue an opportunity in mold remediation. We closed the website and the operations of Monsterfit.com, Inc. on December 30, 2002 when it became clear that the sales in Monsterfit.com were declining and that our mold remediation business was generating income. We recorded a loss from discontinued operations of $12,500, which was mainly writing off the value of the website.


We are a company that is in the mold remediation business for residential and commercial structures. On November 15, 2002, we formed a subsidiary, Texas Fresh Air, Inc., to perform mold remediation services. When mold in a structure has been identified, the basic concepts of mold remediation are:
o Identify and stop the moisture source. Examples of sources can be roof leaks, condensation pan or drain line leaks, plumbing leaks, sewage line leaks, shower pan leaks, wall leaks, especially around windows, found water leaks, improper insulation associated with HVAC systems, or any other source found to cause elevated moisture or humidity levels.
o Dry the area. Until the building materials are dried to acceptable levels, mold will still likely grow. The drying process should be done in a manner not to cause the spread of mold spores or spread molds to other parts of the building not previously affected by the water or moisture problem. The drying industry should be referenced for proper drying techniques.
o Perform remediation. After the moisture source has been identified and corrected and the wet areas dried, then the remediation activities can begin. The remediation may consist of either the removal of or cleaning of water damaged and/or mold damaged materials. It is often the case that the drying process and the remediation process are done at the same time. There is usually no need to dry water-damaged materials that will need to be removed as part of the remediation process. The remediation can include several different types of work activities depending on the area of the structure being addressed, as well as the quantities of materials affected. These activities can include:
     o removal of the affected area including paneling, wallboard, flooring, ceiling, and wood infrastructure to remove all mold damaged materials
     o if the affected area is not removed the affected area will be cleaned, sanitized and dried to remove all mold contamination
     o    ensure the affected area is free of contaminated materials
o Final Clearance Tests - Upon completion of the remediation phase a new series of tests must be completed to assess successful elimination of the source of toxins, allergens, and other IAQ problems. Surface testing with either bulk tape or bulk scraping would show no active fungal presence. Air testing (total bioaerosol collections) should show similar indoor/outdoor populations. Passing this test is required prior to moving into the reconstruction phase.

We will perform all these remediation processes as necessitated by the particular job.

According to Wonder Makers Environmental, Inc., an industry publication, a 2002 article, available online at www.wondermakers.com article 145 in February 2002, states that dealing with mold contamination indoors has evolved into a specialty industry. Many individuals in the cleaning, restoration, hazardous materials, and industrial hygiene fields have noticed this evolution, from common construction nuisance to specialty remediation service. The legal profession has not missed the opportunity toward uniform treatment of mold contamination in buildings, where many suits have been brought against insurance companies claiming damage from mold thereby driving the growth in the mold remediation industry and the attention that the insurance companies did not treat mold claims uniformly. The legal profession is taking this opportunity to force the establishment of a uniform treatment of mold contamination in buildings, according to ToolBase Services, the Home Building Industry's Technical Information Resource (www.toolbase.org), see their Late Summer 2001 edition,
Volume 6, Issue 3. In addition, the International Association of Mold Remediation Specialists publishes a remediation guide which promotes competence and quality in mold mitigation and remediation through research and education. Their materials can be viewed at www.iamrs.org.

In general terms, mold is commonly identified as a black mossy fungus that grows in dark and non-lit areas of walls and floors and ceilings which are exposed to moisture. More technically, mold is a life form that thrives on water and can grow at relative humidity of above 60 %. Molds produce tiny spores that reproduce and float through the air both inside and outside. These spores give off by-products such as volatile organic compounds and mycotoxins. Mycotoxins are naturally occurring substances produced by fungi as a secondary metabolite that typically affords the organism survival. Exposure to these spores has shown to cause a variety of health problems and allergic reactions. When mold spores land on a damp surface indoor, they may begin growing and digesting whatever they land on in order to survive. This can be wood, paper, carpet or foods. If the mold continues to grow un-addressed, a problem with mold can result and cause a situation where it has to be removed, often through demolition of the substance it is growing on.

BUSINESS OPERATIONS:
The company employs a strict 4-step remediation process. This includes:

          o    Project sequence planning
          o    Containment and exposure control
          o    Removal and disposal of contaminated material
          o    Hygienic cleaning of surfaces

The importance of constructing proper containments cannot be over-emphasized. These containments control the environment/air flow and eliminate cross-contamination, restricting expansion of the problem and curbing the associated cost. Standards such as the New York City Department of Health Guidelines on Assessment and Remediation of Fungi in an Indoor Environment are valuable and followed by the company. The standards and testing utilized by the New York City Department of Health include:

Systemic Analysis:
     o Health Effects such as runny nose, eye irritation, cough, congestion, asthma aggrevation, headache and fatigue.
     o    Immunological Effects such as allergie and lung damage.
     o Toxic Effects including respiratory an eye irritations and the inability to concentrate.
     o    Infectious Disease such as aspergillosis.
     o    Medical Evaluation

     o    Medical Relocation

Remediation Analysis:
     o    Visual Inspection
     o    Bulk/Surface Sampling
     o    Air Monitoring
     o    Analysis of environmental samples
     o Remediation as needed. This includes small isolated areas, mid-sized isolated areas, large isolated areas, and extensive contamination remediation.
     o    Demolition and removal of contaminated materials.

The standards set forth by the New York Department of Health were the first in the nation and are acting as a basic guide for all mold remediation. We believe the above standards are comprehensive and provide a solid plan in executing operations. We believe adhering to these standards will ensure a complete and successful remediation process. In each of our jobs, we review these guidelines and determine which ones apply to our particular job and then follow them.

In addition to the foregoing, the company augments the remediation process with lab testing, consultation, final testing and reconstruction where required.

GOVERNMENT REGULATION:
At the present time there are no government regulations for mold remeditators, however many are in process. In Texas on June 12, 2003, Governor Rick Perry signed legislation to be effective November 1, 2003 calling for the Department of Health to establish a licensing program, thus becoming the first state to legislate mold remediator/assessor licensing. It also protects insurance rights of homeowners pertinent to mold claims that have to be repaired.

We believe any legislation requiring licensing and certification to be in our favor as we have numerous licenses and certifications as detailed in the "Our Qualifications" section below. The reason we believe this is that the government will likely take requirements from existing licenses and use them, or, if they develop their own, will base their licenses on having similar requirements.- To further illustrate the proposed experience and requirements of mold remediation contractors, the Environmental Protection Agency reported that Texas and Florida were considering mold legislation in a May 19, 2003 release ISSN: 0002-2276; Volume 219; Issue 3. In this report it states legislation will require testing, licensing, and registration for companies wanting to perform remediation activities. In addition, it further states a different company must conduct mold detection and another the remediation. In July 2003, the Texas legislature passed bill HB329 that Governor Perry signed into law and a legislative update on bill HB329 can be seen online at www.taiaq.org/leghorn.htm. This legislation went into effect on September 1, 2004, under which the Texas Department of Health adopted rules for the testing, licensing and registration of mold remediators. The current rules adopted by the Texas Department of Health gave us until January 1, 2005 to take a training course and pass their exam.

The rules as they have been adopted require potential licensees to take a course approved by the Texas Department of Health, take an exam given by them, and then pay a license fee. We believe that as of this date, we are in compliance with all the new rules, having taken the required exam. Based on our understanding of this legislation, we estimate that it will cost us less than $2,000 annually to comply with these requirements.


OUR QUALIFICATIONS
We presently have several certification and licenses pertinent to our industry and anticipate qualifying for the new license without further issues since we already have all the qualifications as outlined in Legislative Update on HB 329, the act that relates to Texas state regulation of mold assessors and remediators, which can be seen at www.taiaq.org/leghorn.htm. The licenses we currently hold are:
         State of Texas Environmental AC license
         American Industrial Hygiene Association Number
         Texas Indoor Air Quality Association
         International Association of Mold Remediation Specialists
         Indoor Air Quality (IAQ) Certification

INDUSTRY & COMPETITION:
The mold remediation industry is highly fragmented and local to its competition. Most of the companies have developed their mold remediation business as a progression and add on to their air quality business, having much experience leading up to their involvement in the mold remediation industry. In the same way, our associate to our President has worked in the air quality business for over five years and entered into a relationship with us to bring his experience to work for us. Our President has taken courses and educated himself starting six months before forming Texas Fresh Air, Inc. in November 2002. We believe our major competitors to be contractors and remodelers. These companies are either local or regional in scope and due to the process of remediation being a service, or more accurately people performed, broad exposure is difficult. However, the company has a competitive advantage in standardized processes, training and services and can duplicate this system in any part of the country.

We believe our greatest competition is from nationally franchised operators, the three largest of which are Service Master, Blackmon Mooring, and Serve Pro. However, their success is based not only upon the nationally known name but upon the franchisee and the reputation he/she is able to establish. Since the industry is relatively new and much of the work is localized, we don't see having a national franchise name as that much of an advantage. We have been able to concentrate our marketing and sales on companies that have ongoing business, for example, home builders and developers.
Our methods of competing are through establishing relationships with builders and developers where we can solicit business from those who can give us continual referrals. For example, we have just entered into verbal agreements to manufacture our newly designed fresh air intake for the HVAC system which will positively pressurize the homes, expelling harmful airborne contaminants to the exterior. As of the date of this filing we have talked to Select Homes, Lanar Homes, First Texas Homes, and U.S. Home and they have verbally committed to put these fresh air intakes in their homes. We have no contracts in writing from them. Positively pressurizing a homes means to replace contaminated air with fresh air on a continual basis to meet a predetermined level of purity and/or cleanliness.


Future products and services.

o We have designed and have started to market to homebuilders our fresh air intake filtration system mentioned above. We have just started to market this and builders are starting to market 'the healthy home' (as described in the above paragraph) in the same way the 'energy efficient' home was market in the past. We expect we will see revenue from these starting in 2004.
o We are working with Anabec, Inc. whose website is www.anabec.com, on developing a product to prevent mold by treating the raw materials prior to construction with chemicals that will give a 10 year warranty against mold. The warranty will be from Anabec, Inc., the chemical manufacturer, so we will have no liability. There is no assurance that all will be approved but we should it approved by the chemical manufacturer, it would be finalized in early 2004 and revenue would then be realized in late 2004. At this time we have no contract with them verbally have agreed with them to be the distributor of their product in the Dallas/Fort Worth metroplex.

Sources and Availability of Raw Material:
-----------------------------------------
We are a service business and do not use raw materials. We use products in performing our service that are readily available from many sources.

Dependence on One or a Few Major Customers:
-------------------------------------------
We are not dependent on any one or a few major customers.

Costs and Effects of Compliance with Environmental Laws:
--------------------------------------------------------
We are not aware of nor do we anticipate any environmental laws with which we will have to comply.

Number of Employees:
--------------------
We have two employees, the President and one associate. The duties of the President are to solicit business by implementing the marketing initiatives and developing customers. The duties of the associate are to assist the President in formulating plans for each job, the Scope of Work and Work Plan, and then oversee the work done by the various subcontractors who will do the actual remediation. On any particular job, we may have one to three subcontractors. Most of the remediation work is subcontracted out to persons that have experience in mold remediation; we subcontract them job by job so that we can give them a Scope of Work and Work Plan specific to each job. At this time, we have not had written contracts because we have felt comfortable with the contractors and that they would follow the Work Plan's; we may change this as our quantity of work and contract amount increases. The work is subcontracted out for two reasons: firstly, its allows us to better control our costs as we have grown into this business; and secondly, we can limit our liability by requiring our subcontractors to carry liability insurance. As we grow, we have the option of hiring and training employees to do much of the work that the subcontractors do now, and we will do that when it becomes cost effective to do so. As of the date of this filing, we have not worked with any particular subcontractor on a consistent basis and have no affiliation with any of the subcontractors we have used.

The day to day duties are performed by the President and his associate

Operations and Technology:
--------------------------
We are not subject to dependence on technology, meaning that if our computer systems or software were to fail, we would still be able to continue in our business since the computer or software is not an integral part of our remediation work.


           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

We were in the business of selling vitamins and supplements over the internet until November 2002 when we formed a subsidiary to perform mold remediation services. When we were marketing the vitamins and supplements over the internet, it became increasingly clear that people and investors had lost interest in funding internet companies. As we watched our sales decrease because of the lack of funds to promote our site, our ability to raise capital was further hampered. In late 2002 we had an opportunity to change our business focus and get into the mold remediation business which we did. On November 15, 2002, we formed a subsidiary, Texas Fresh Air, Inc. The mold remediation business received significant exposure, particularly in Texas, because insurance companies lost lawsuits for failing to pay the costs of mold cleanup, called remediation.

We made the decision that this exposure and continuing health hazards from mold being publicized, gave us an introduction to the industry at a time when there were few existing competitors because fo the newness of the industry. The benefits of our decision is demonstrated in our revenues which were $35,098 for the last month and a half in 2002 and $214,916 in 2003.

Current Results of Operations and Financial Status

We have conducted operations for the last two years. We sold vitamins and supplements over the internet until November 2002 when we entered the mold remediation business. We had limited revenue from the sales of the vitamins and supplements - these amounted to $2,512 in 2001 and $1,372 for 2002 until we entered the mold remediation business which generated another $35,098 in 2002 and $214,916 in 2003 from the mold remediation business. These revenues were generated by removing mold and disinfecting the mold areas (mold remediation) approximately 40% from residential customers and 60% from commercial customers including builders, management companies and developers. About 80% of the commercial work is from prior customers.

In the year ended December 31, 2002, we had revenue from two sources (i) the sale of vitamins and supplements with gross sales of $1,372 and (ii) revenue from mold remediation of $35,098. In 2003 and 2004, we had revenue from only mold remediation, which had revenue of $214,916 in the 2003, and $268,526 in the first eleven months of 2004. This represents an increase of $179,818 in 2003 over 2002, and an increase of $69,190 or 35% in the eleven months ended 2004 over the same period in 2003.
Our expenses decreased as a percentage of our revenue, due to higher volume and keeping expenses relatively steady. Our advertising costs decreased as a percentage of revenue from 35% ($75,056) in 2003 to 27% ($73,141) in the first eleven months of 2004. Our costs of sales also decreased to approximately forty-three percent (43%) which was due to a decrease in competition due to licensing requirements which some of our competitors were unable to fulfill and to an increase in the quality of jobs secured. Our subcontract labor costs also decreased as a percentage of revenue.
We had a net income of $17,347 for the first eleven months of 2004 compared to a net loss of $50,438 for the same period in 2003 and a loss of $12,866 for 2002; the net loss in 2002 was due primarily to a $12,500 loss from discontinued operations. We expect that our expenses as a percentage of our revenue will decrease as we raise capital and increase our volume. We started our mold remediation in November 2002 so we cannot compare a full year of income and cost of goods sold figures to the prior year for our mold remediation business. However, for the eleven months ended November 30, 2004, our revenue was $268,526 with a cost of goods sold of $116,341 or forty three percent (43%) compared to revenue of $199,336 and cost of goods sold of $128,627 for the same period in 2003.
Our cash position increased to $16,608 at November 30, 2004 from $9,820 at the end of 2003, an increase of $6,788, due mainly to an increase in the gross profit we were able to get on our business.


Liquidity and capital resources

We have conducted our mold remediation services since November 2002 and have generated revenue but now need to take advantage of the economies of scale by growing the business. We intend to increase our cash position in order to do this by the following:
o Collect the remaining $5,000 note receivable that is due to us from Lynn Management, LLC in the first quarter of 2005. The receivable was originally $12,500 but in December 2003 we were paid $2,500 principal and accrued interest, and in July 2004 were paid $5,000 principal and $1,000 accrued interest, and gave an extension until March 31, 2005 on the remaining $5,000 of the principal.
o Raise a minimum of $50,000 and a maximum of $500,000 in this registered offering with the U.S Securities and Exchange Commission.
o Continue our marketing efforts by using the cash flow generated from our revenue.

         Following is our plan of operations based upon the amount of capital we raise in this offering.

The following table sets forth how we anticipate using the net proceeds to the company:

                                          $50,000      $250,000     $500,000
                                          Minimum      Midpoint      Maximum
-------------------------------------------------------------------------------
Marketing                                 $15,000      $ 50,000     $100,000
Remediation equipment                      10,000        50,000      120,000
Salaries                                    3,000        30,000       60,000
Products/services/training/licensing        4,000        65,000      130,000
General corporate overhead                  1,231        21,231       55,231
                                          -------      --------     --------
Proceeds to company                       $33,231      $216,231     $466,231

Following is a discussion of each anticipated/proposed expense identified above:

o If the minimum is raised, we will dedicate $15,000 toward advertising. We currently spend approximately one quarter of our revenue on marketing which we expect will continue until our volume increases. Marketing is essential to promoting our service, and an image of trust, competence, and professionalism. If the mid-point is raised or the maximum amount is raised, we will commit 20% of the proceeds to marketing. To date, we have advertised in the yellow pages under the caption 'mold investigation and remediation' and some advictorials that are run in some area direct mail magazines. We plan to continue this in greater frequency and to initiate marketing specifically to commercial customers including builders, developers and management companies which offers ongoing or repeat work without additional advertising costs. In Texas, builders and developers have potential liability for ten years, and our planned marketing efforts will include offering to them a specialized program whereby we test, control and remediate mold issues at wholesale rates in a professional, prompt and efficient manner.
o If the minimum amount is raised, we will dedicate $10,000 of the proceeds to purchase additional remediation equipment, upgrading our service ability. Should the mid level amount be raised, we will apply $50,000 of the proceeds to equipment upgrades and additions. If the maximum be raised, we will dedicate $120,000 of the proceeds for this purpose. Such equipment is anticipated to include protective clothing, air cleaners, breathing apparatus, and mold removal containers. This will allow us to provide certain equipment for use by the subcontractors and thereby increase our profit margin.
o Salaries will be paid for qualified personnel for required office functions and supervision of crews. All other work will be contracted out.
o New products and services will expand proportionate to our free cash flow. Obviously, the more we raise in the initial offering the more investment we can make in product offerings.
o General corporate overhead relates to rent and lease expense, utilities, and basic facility needs.

Generating Sufficient Revenue:
------------------------------
We are currently operating and generating sufficient revenue to grow very slowly. The funds from this offering will give us the opportunity to expand and develop our product line, and increasing market exposure through advertising and market presence.

Financing Needs:
----------------
As noted above, the Company's initial financing needs can and will be met even if the minimum offering amount is raised. We believe that if we raise the minimum amount in this offering that it will take us to the point that we are cash flow positive, since we are nearly at a breakeven point through June 30, 2004. The variable factor as to how fast the Company believes it can grow is dependent on the initial amount of capital raised. Future funding requirements will thus be met through Company generated cash flow.

Cash flow positive operations are projected to be achieved within six months of funding from the minimum proceeds from this offering. This will be due to the following:

o On-going cash requirements will consist of marketing, salaries, utilities, and nominal corporate overhead requirements
o Marketing initiatives can be controlled by the company and can be aligned with cash requirements for operations.

As presented, the net proceeds total $33,231 if the minimum offering amount is raised. If the minimum offering amount is raised, the Company believes it can be cash flow positive within six months of commencing operations and will not need to raise additional capital for operations. If the mid level net proceeds of $216,231 are raised the company will be afforded the ability to invest more heavily in marketing and equipment. If the maximum net proceeds amount of $466,231 is raised this would give us the ability to be self-sustaining, in that we believe that we will have sufficient capital to fund our operations to the point that we will not need to raise any additional capital.

                             DESCRIPTION OF PROPERTY

         Our corporate facilities are leased at the rate of $800 on a monthly lease which expires in March 2006. Our warehouse space has enough capacity for us to increase our business four or five times before we would need to move to a bigger warehouse space.


             DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

         The directors and officers of the company, their ages and principal positions are as follows:

Name                       Age              Position
--------------------------------------------------------------------------------

Mark Wells                 45               President; Secretary and Treasurer,
                                            since August 3, 2000

Thomas Bieger              42               Assistant to the President of the
                                            Company

Sherry Bieger              50               Shareholder of the Company and Aunt
                                            of Thomas Bieger

Background of Directors and Executive Officers:

Mark Wells. Mr. Wells is a licensed electrician and has had extensive experience in financial analysis and bringing financial programs to market in both the commercial and public markets. He has over fifteen (15) years experience in commercial and public finance with a broad and successful history in sales management, new territory development, contract negotiations and financial analysis. He was a regional manager with General Electric Capital Corporation from August 1999 to July 2001 where he was responsible for sales, marketing and coordinating inside sales efforts for General Electric Capital's vendor financial services information technology division. Prior to his joining General Electric Capital Corporation, he held positions as: regional manager of Copelco Capital from 1998 to 1999; a finance executive with Computer Leasing Group from 1996 to 1998; and vice-president of VAResources, a computer leasing company, from 1988 - 1996. He has been president of a private company, Covenant Holdings Group, LLC since 1999.

         Initially, the officer will not spend full time on the activities of the company since their current activities would take up some of their time. These activities include his responsibility as an officer of Covenant Holdings Group, LLC. He will devote more and more time to the activities of the company as time goes on since his role at Covenant Holdings is supervisory, and functions can be delegated to other employees. Currently, he spends approximately twenty hours per week and will increase that weekly time as the activities of the company require. Mr. Wells is prepared to devote himself time to the success of the company.

         Covenant Holdings Group, LLC is a holding company under which it owns check cashing stores under the brand name 'United Check Cashing' and hair cut stores under the brand name 'Great Clips'. Victory Gym & Fitness, Inc. owns a full service health and fitness facility in Cedar Hill, Texas..

Thomas Bieger. Mr. Bieger graduated in 1999 from Palmers Green University, London, England with a doctorate in Environmental Science and Engineering. From 1981 to the present he has been self employed in the carpet and duct cleaning business, and operated as a State licensed environmental and indoor air quality consultant and servicer.
Mr. Bieger's business affiliations during the last five years follow:
Owner of carpet and duct cleaning business - 1981 to 2005.
Manager - Baronger Enterprises, LLC - 1997 to 2002, a real estate holding company.
President - Wholesale on the Net Inc. - 1999 to 2001, an internet seller of fresh air products which is no longer an operating business.

Assistant to the President, Mentor Promotions, Inc. - February 2003 to the present Mr. Bieger was introduced to our President by Sherry Bieger, a relative of his who had invested in our company the prior year as described in the following section. His introduction to us came after Ms. Bieger's investment and his hiring was not a factor or condition in his joining the company. Mr. Bieger is not responsible for the operations of the company and is not empowered with any of the liabilities and responsibilities of operations. Mr. Bieger's main activities relate to his expertise in identifying and remediating mold.

Sherry Bieger earned an Associate of Business degree from Eastfield College. From 1998 to the present, Ms. Bieger has been the Director of Equally Yoked, Inc. offices in Bedford and/or Dallas. Equally Yoked is a Christian singles dating service.


                     REMUNERATION OF DIRECTORS AND OFFICERS

         Our sole officer and director has received no compensation other than the 3,500,000 shares of common stock he received for services on August 2, 2000 and has no employment contract with the company.

     Name of Person          Capacity in which he served        Aggregate
Receiving compensation          to receive remuneration       remuneration
--------------------------------------------------------------------------------
     Mark Wells              President, Secretary             3,500,000 shares
                                  and Treasurer               of common stock

         Mr. Wells received the common stock upon formation of the company and it is impracticable to determine the cash value. Since the common stock was issued upon forming of our company for services performed which we cannot estimate the value since that work continues through the filing and effectiveness of this registration statement, with no other compensation to be granted for the work done on this filing. Mr. Wells was granted the stock for forming the Company, developing a plan of action which included the identification and purchase of a business that in his opinion has opportunity for growth, and has spent considerable time since its inception two years ago to research possible companies and fulfill his plan to purchase a business that has, in his opinion, substantial potential and opportunity for growth. This stock was issued under the exemption under the Securities Act of 1933, section 4(2); this section states that transactions by an issuer not involving any public offering is an exempted transaction. The company relied upon this exemption because in a private transaction during August 2000, the founder, sole officer and director purchased stock for a combination of $500 cash and $3,500 of services.

         As of the date of this offering, we have no plans to pay any remuneration to Mr. Wells or Mr. Bieger but will pay salaries to support staff and other qualified personnel we hire out of the funds raised in this offering and out of funds generated from our business. When we have profits from operations, our board of directors will determine any remuneration to our officers and Mr. Bieger at that time. We have no employment contracts since the Company does not have the funds available to pay salaries to its officer or key employee. No such employment contracts are anticipated, but it is anticipated that when the Company develops a positive cash flow, that the directors will determine reasonable compensation for its officers, which at this time is preliminarily understood to be ten percent (10%) of profits. Profits are defined as revenues less expenses from operations. Funds raised in this offering are not considered to be revenues.

            INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

         On August 2, 2000, the president of the company received 4,000,000 shares of common stock which we issued to him for $4,000, composed of $500 cash and $3,500 of his services.

         On August 28, 2000, we entered into an agreement with Art Xpectations, LLC to develop and link our website for which we issued a total of 200,000 shares valued at $0.05 per share.

         On July 1, 2001, we purchased Monsterfit.com, Inc. for $30,000, composed of issuing 120,000 shares of common stock valued at $0.20 per share, paying a $6,000 to the shareholders of Monsterfit.com, Inc. In December 2002, we closed this entity and recorded a loss from discontinued operations in our Statement of Operations.

         As of the date of this filing, there are no agreements or proposed transactions, whether direct or indirect, with anyone, but more particularly with any of the following:
o    a director or officer of the issuer; o any principal security holder;
o    any promoter of the issuer;
o any relative or spouse, or relative of such spouse, of the above referenced persons.

                             PRINCIPAL SHAREHOLDERS

         The following table lists the officers, directors and stockholders who, at the date hereof, own of record or beneficially, directly or indirectly, more than 10% of the outstanding common stock, and all officers and directors of the company:
                               Name and Address       Amount owned
     Title                          of Owner          before offering    Percent
--------------------------------------------------------------------------------
President, Secretary           Mark Wells                  4,000,000     83.86%
  Treasurer, and Director      5114 Dowell Circle
                               Rockwall, Texas 75032
Total                                                      4,000,000     83.86%

After offering:       Minimum                              4,000,000     82.14%
--------------
                      Maximum                              4,000,000     69.32%

                            SECURITIES BEING OFFERED

         We are offering for sale common stock in our company at a price of $0.50 per share. We are offering a minimum of 100,000 shares and a maximum of 1,000,000 shares. The authorized capital in our company consists of 25,000,000 shares of common stock, $0.001 par value per share. As of February 2, 2005, we had 4,770,000 shares of common stock issued and outstanding.

         Every investor who purchases our common stock is entitled to one vote at meetings of our shareholders and to participate equally and ratably in any dividends declared by us and in any property or assets that may be distributed by us to the holders of common stock in the event of a voluntary or involuntary liquidation, dissolution or winding up of the company.

         The existing stockholders have no preemptive rights to purchase common stock offered for sale by us, and no right to cumulative voting in the election of our directors.

       RELATIONSHIP WITH ISSUER OF EXPERTS NAMED IN REGISTRATION STATEMENT

         The experts named in this registration statement were not hired on a contingent basis and have no direct or indirect interest in our company. Our attorney may purchase shares in this offering but by an oral agreement with us is limited to 40,000 shares, and may purchase up to 10,000 shares in order to reach the minimum. All shares purchased by the attorney would be purchased with a view to investment and not for resale. Our certified public accountant may not purchase shares in this offering.


                                LEGAL PROCEEDINGS

We are not involved in any legal proceedings at this time.


                  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         We have had no disagreements with our certified public accountants with respect to accounting practices or procedures or financial disclosure.


              DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION
                         FOR SECURITIES ACT LIABILITIES

         Our certificate of incorporation provides that the liability of our officers and directors for monetary damages shall be eliminated to the fullest extent permissible under Nevada law, which includes elimination of liability for monetary damages for defense of civil or criminal actions. The provision does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

         We have no underwriting agreement and therefore no provision for indemnification of officers and directors is made in an underwriting by a broker dealer.

                                  LEGAL MATTERS

         Our attorney has passed upon the legality of the common stock issued before this offering and passed upon the common stock offered for sale in this offering. Our attorney is T. Alan Owen & Associates, P.C., 1112 E. Copeland Road, Suite 420, Arlington, Texas 76011.

                                     EXPERTS

         The financial statements as of December 31, 2003, and for the year ended December 31, 2003 of the company included in this prospectus have been audited by Lopez, Blevins, Bork & Associates, LLP, independent certified public accountant, as set forth in his report. The financial statements have been included in reliance upon the authority of him as an expert in accounting and auditing.
         The financial statements as of December 31, 2002, and for the year ended December 31, 2002 of the company included in this prospectus have been audited by Charles E. Smith, independent certified public accountant, as set forth in his report. The financial statements have been included in reliance upon the authority of him as an expert in accounting and auditing.
         The financial statements as of November 30, 2004 and for the nine months ended November 30, 2004 have not been audited or reviewed. They have been prepared by management in accordance with generally accepted accounting principles and include all adjustments which in the opinion of management are necessary in order to make the financial statements not misleading.

         Mentor Promotions, Inc. had engaged Charles E. Smith to audit its financial statements at and for the period ended December 31, 2003 and 2002 and had included his report for December 31, 2003 and 2002 in its Form SB-1 filing. On May 25, 2004, Charles E. Smith resigned as auditor for the Company.

         During Mentor Promotions, Inc.'s relationship with Charles E. Smith, Certified Public Accountant, there were no disagreements between Mentor Promotions, Inc. and Charles E. Smith on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. In addition, there were no disagreements between the Mentor Promotions, Inc. and Charles E. Smith on any matter of accounting principles or practices, financial statement disclosure or auditing scope and procedures for the work for the December 31, 2003 or 2002 financial statements, or for any other work in connection with Mentor Promotions, Inc.


                                 DIVIDEND POLICY

         To date, we have not declared or paid any dividends on our common stock. We do not intend to declare or pay any dividends on our common stock in the foreseeable future, but rather to retain any earnings to finance our business operations. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our results of operations, financial condition, contractual and legal restrictions and other factors it deems relevant.

                                 TRANSFER AGENT

         We will serve as our own transfer agent and registrar for the common stock until such time as this registration is effective and we sell the minimum offering, then we intend to retain Signature Stock Transfer, Inc., 2301 Ohio Drive, Suite 100, Plano, Texas 75093, telephone 972- 612-4120.

                          INDEPENDENT AUDITOR'S REPORT




Board of Directors and Stockholders
Mentor Promotions, Inc.
Duncanville, Texas

We have audited the accompanying balance sheet of Mentor Promotions, Inc. as of December 31, 2003, and the related statements of operations, stockholders' deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mentor Promotions, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As  discussed  in  Note  G  to  the  consolidated   financial  statements,   the
consolidated balance sheets as of December 31, 2003, and the related consolidated statements of operations, stockholders' equity and accumulated deficit, and cash flows for the twelve months ended December 31, 2003 have been restated.


/s/ Lopez, Blevins, Bork & Associates, LLP
------------------------------------------
Lopez, Blevins, Bork & Associates, LLP
Houston, Texas
November 6, 2004
except Note G dated January 30, 2005

                             MENTOR PROMOTIONS, INC.


                           CONSOLIDATED BALANCE SHEETS
                                December 31, 2003

                                     ASSETS

                                                                   Restated
                                                                 Dec 31, 2003
                                                                --------------
 CURRENT ASSETS:
     Cash                                                              $9,820
     Accounts receivable (net of allowance of $14,882)                  7,231
     Accrued interest receivable                                        2,033
     Note receivable                                                   10,000
                                                                --------------
     Total Current Assets                                              29,084


                                                                --------------

 TOTAL ASSETS                                                         $29,084
                                                                ==============




              LIABILITIES AND STOCKHOLDERS' EQUITY


 LIABILITIES
     Accrued expenses                                                  $1,339
     Accounts payable                                                  29,876
                                                                --------------
         Total liabilities                                             31,215

 STOCKHOLDERS' EQUITY
     Common stock, $0.001 par value, 25,000,000
          shares authorized, 4,770,000 shares issued
          and outstanding                                               4,770
     Additional paid-in-capital                                        82,987
     Accumulated deficit                                              (89,888)
                                                                --------------
         Total Stockholders' Equity                                    (2,131)
                                                                --------------

 TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                           $29,084
                                                                ==============










 See accompanying notes               F-2

                             MENTOR PROMOTIONS, INC.


                      CONSOLIDATED STATEMENT OF OPERATIONS
                     Years Ended December 31, 2003 and 2002




                                                     Restated
                                                       2003            2002
                                                 ---------------  --------------
 REVENUE:
     Sales                                             $214,916         $36,470

 COST OF SALES:                                         138,846          21,754
                                                 ---------------  --------------

 GROSS PROFIT                                            76,070          14,716

 OPERATING EXPENSE:
     Amortization                                                         8,333
     Advertising                                         75,056           3,216
     General and administrative                          63,422           4,533
                                                 ---------------  --------------
         Total Operating Expense                        138,478          16,082

                                                 ---------------  --------------
 Net Operating Loss                                     (62,408)         (1,366)

 Interest income                                            950           1,000
                                                 ---------------  --------------
 Net Loss from continuing operations                    (61,458)           (366)

 Loss from  discontinued operations                                      12,500
                                                 ---------------  --------------

 Net Loss                                              ($61,458)       ($12,866)
                                                 ===============  ==============






 Weighted average shares outstanding                  4,770,000       4,376,712
                                                 ===============  ==============

 Loss per share - basic and diluted                      ($0.00)         ($0.00)
                                                 ===============  ==============










 See accompanying notes                F-3




                             MENTOR PROMOTIONS, INC.


            STATEMENT OF STOCKHOLDERS' EQUITY AND ACCUMULATED DEFICIT
                     Years Ended December 31, 2003 and 2002

                                                                                        Accumulated
                                                 Common  Stock           Paid In         Earnings
                                             Shares        Amount        Capital         (Deficit)       Total
                                          -------------------------------------------  ----------------------------

 Balance,
         December 31, 2001                    4,320,000         4,320         44,916         (15,564)       33,672

 Paid in capital by shareholder
        Rent of office                                                         1,200                         1,200
        General expenses                                                         201                           201

 Shares issued for:
        Capitalization of subsidiary            450,000           450         35,770                        36,220

 Net income                                                                                  (12,866)      (12,866)

                                          -------------------------------------------  ----------------------------
 Balance
         December 31, 2002                   $4,770,000        $4,770        $82,087        ($28,430)      $58,427
                                          ===========================================  ============================


 Paid in capital by shareholder
        Rent of office                                                           900                           900

 Net income                                                                                  (61,458)      (61,458)

                                          -------------------------------------------  ----------------------------
 Balance
         December 31, 2003                   $4,770,000        $4,770        $82,987        ($89,888)      ($2,131)
                                          ===========================================  ============================
















 See accompanying notes               F-4



                             MENTOR PROMOTIONS, INC.


                      CONSOLIDATED STATEMENT OF CASH FLOWS
                     Years Ended December 31, 2003 and 2002





                                                                         Restated
                                                                           2003            2002
                                                                      ---------------  --------------

 CASH FLOWS FROM OPERATING ACTIVITIES:
     Net loss                                                               ($61,458)          ($366)
     Adjustments to reconcile net loss to net
             cash (used) by operating activities:
                 Items not requiring cash:
               Amortization                                                        0           8,333
               Paid in capital by shareholder                                    900           1,401
               Write off asset and goodwill impairment                             0          12,500
     Adjustments for other operating activities:
           Decrease (increase) in interest receivable                           (950)         (1,000)
           Decrease (increase) in accounts receivable                         30,281          (1,292)
           Increase (decrease) in accounts payable                            28,307           2,355
                                                                      ---------------  --------------
 Net cash used by operating activities from continuing operations             (2,920)         21,931
 Net cash used by operating activities from discontinued operations                          (12,500)


 CASH FLOWS FROM INVESTING ACTIVITIES:                                             0               0

 CASH FLOWS FROM FINANCING ACTIVITIES:
     Payment sreceived on note receivable                                      2,500               0
                                                                      ---------------  --------------
     Total cash flows from financing activities                                2,500               0

                                                                      ---------------  --------------

 NET INCREASE IN CASH                                                          ($420)         $9,431

 CASH, BEGINNING OF PERIOD                                                    10,240             809
                                                                      ---------------  --------------

 CASH, END OF PERIOD                                                          $9,820         $10,240
                                                                      ===============  ==============



 2002 Non-cash investing activity - the company issued 450,000 shares valued at $36220, or $0.08 per share for capitalization of a subsidiary in 2002.











 See accompanying notes               F-5

                             MENTOR PROMOTIONS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2003


NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
------------------------------------------------------------------
History:
--------
The Company was organized August 2, 2000, as a Nevada corporation under the name of Mentor Promotions, Inc. The Company purchased Monsterfit.com, Inc. and closed it on December 31, 2002. It also formed Texas Fresh Air, Inc. on November 15, 2002. The financial statements reflect the consolidation of the accounts of these subsidiaries. The purchase of Monsterfit.com, Inc. was accounted for by the purchase method. The Company is in the business of providing mold remediation services in the State of Texas.

Basis of Presentation:
----------------------
It is the Company's policy to prepare its financial statements on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Principles of consolidation and basis of presentation
-----------------------------------------------------
The accompanying financial statements are consolidated and include the financial statements of Mentor Promotions and our wholly owned subsidiary, Texas Fresh Air, Inc.. All significant intercompany balances and transactions have been eliminated in consolidation. The consolidated accounts include 100% of the assets and liabilities of our subsidiary.

Revenue Recognition:
--------------------
The Company's policy is to recognize revenue from products when an order is received, the price is fixed on the order, the products are shipped and collection of payment is reasonably assured. The Company recognizes revenues from services when a contract for the services, whether written or verbal, is agreed upon, the price has been stipulated, the services have been performed and billed, and the collection fo that billing is reasonably assured.

Allowance for Doubtful Accounts
-------------------------------
The Company's policy is to establish a reserve for doubtful accounts based upon the examination of each receivable and establishing an allowance if there is any doubt as to its collectability. The accounts receivable are reported at net realizable value.

Use of Estimates
----------------
In order to prepare financial statements in conformity with accounting principals generally accepted in the United States of America, management must make estimates, judgments and assumptions that affect the amounts reported in the financial statements and determine whether contingent assets and liabilities, if any, are disclosed in the financial statements. The ultimate resolution of issues requiring these estimates and assumptions could differ significantly from resolution currently anticipated by management and on which the financial statements are based.

Cash and Cash Equivalents:
--------------------------
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with maturity of three months or less to be cash equivalents.

Property and Equipment:
-----------------------
Property and equipment is carried at cost. Depreciation is provided by the straight-line method over each asset's estimated useful life. Upon retirement or disposal, the asset cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the determination of net income.

Long-Lived Assets
-----------------
In accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for the impairment of Long-Lived Assets and for Long -Lived Assets to be Disposed of, the Company records impairment losses when events and circumstances indicate that the assets might be impaired and the undiscounted projected cash flows associated with those assets are less than the carrying amounts of those assets. Impairment loss on a long-lived asset is measured based on the excess of the carrying amount of the asset over the asset's fair value, generally determined based upon discounted estimates of future cash flows.

                             MENTOR PROMOTIONS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2003



NOTE A - NATURE OF  BUSINESS  AND  SUMMARY OF  SIGNIFICANT  ACCOUNTING  POLICIES
--------------------------------------------------------------------------------
(CONTINUED):
------------
Start-Up Costs:
---------------
The Company expenses the costs of start-up activities and organization costs as they are incurred, in accordance with SOP 98-5, Reporting on the Cost of Start-up Activities.

Advertising costs:
------------------
Advertising costs are expensed in the period during which the advertising is used. Advertising expense totaled $75,056 in 2003 and $3,216 in 2002.

Net loss per Share:
-------------------
Basic net loss per share excludes dilution and is computed by dividing net loss by the weighted average number of common shares outstanding for the period presented. Diluted net loss per common share was the same as basic net loss per common share for the period presented since the Company has no potentially dilutive securities and because of the Company's net loss.

Stock based compensation:
-------------------------
The Company accounts for stock based compensation in accordance with SFAS 123, Accounting for Stock-Based Compensation. It introduces the use of a fair value-based method of accounting for stock based compensation. It encourages, but does not require, companies to recognize stock-based compensation expenses to employees based on the new fair value accounting rules. The Company has adopted the new fair value accounting rule and records the issuance of stock at the fair value of the consideration received.

Income Tax:
-----------
The Company is subject to the greater of federal income taxes computed under the regular system or the alternative minimum tax system. The Company uses an asset and liability approach for the accounting and financial reporting of income tax as required by SFAS No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial carrying amounts and the tax bases of assets and liabilities using enacted tax rates in effect in the years in which the temporary differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax asset to the amount expected to be "more likely than not" realized in future returns.


NOTE B - WEB SITE:
------------------
In the period through November 2002, the Company's primary asset was its web site that was the center of its operational and income generating activities. Before its purchase of Monsterfit.com, Inc., the Company had a website upon which it had recorded depreciation but wrote this asset off when it acquired Monsterfit.com, Inc. and started depreciating the website acquired in the purchase of Monsterfit.com, Inc. The web site was fully amortized as of December 31, 2002.


NOTE C - INCOME TAXES:
----------------------

The Company had a net operating loss of $61,458 for the year ended 2003 and $28,430 through December 31, 2002. No deferred tax asset has been recognized for the operating loss as it is more likely than not that all or a portion of the net operating loss will not be realized and any valuation allowance would reduce the benefit to zero.

         Operating losses expire:  2021    $15,564
                                   2022     12,866
                                   2023     61,458

                             MENTOR PROMOTIONS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2003





NOTE C - INCOME TAXES (CON'T):
------------------------------

The components of the provision (benefit) for income taxes included in the financial statements as of December 31, 2003 are as follows:
         Deferred tax assets:
         Net operating loss carryforwards                       $(89,888)
         Valuation allowance                                      89,888
                                                                ----------
         Total deferred income tax assets                          -0-
         Total deferred income tax liabilities                     -0-
                                                                ----------
         Net deferred income tax assets                         $  -0-
                                                                ==========


 The Company's effective tax rate for 2003 and 2002 on a pre-tax income (loss) from continuing operations differs from the U.S federal statutory rate as follows:
         U.S. federal statutory rate                             ( 34)%
         Increase (decrease) in rates resulting from:
            Change in valuation allowance for deferred tax asset   34 %
                                                                ----------
         Effective tax rate                                         0 %
                                                                ==========


NOTE D - STOCKHOLDERS' EQUITY:
------------------------------

Common Stock:
-------------
The Company is authorized to issue 25,000,000 common shares of stock at a par value of $0.001 per share. These shares have full voting rights. At December 31, 2003, there were 4,770,000 shares outstanding. The Company has not paid a dividend to its shareholders.

The Company sold on August 2, 2000 to its founder, Mark Wells, 4,000,000 shares of common stock. which was issued to him for $4,000, composed of $500 cash and $3,500 of his services. The Company issued 200,000 shares on August 28, 2000 to a third party company, Art Xpectations, LLC in consideration for building and developing the website.
The Company issued 120,000 shares along with $6,000 on October 25, 2001 to third party individuals in consideration for the purchase of Monsterfit.com, Inc. The Company issued 450,000 shares to Sherry Bieger, a third party individual, in consideration for the capitalization of our mold remediation business. The capitalization was made on November 15, 2002.


NOTE E - RELATED PARTY TRANSACTIONS:
------------------------------------

The President provided office space to the Company through September 30, 2003 valued at $100 a month. The value of the office space is recorded as capital contributed to the Company and is reflected in the expenses and in the capital of the Company.


NOTE F - COMMITMENTS:
---------------------

The Company sublets office space on a month to month basis. The payments were $1,100 per month plus some common lease expenses through November 2003 and $800 per month plus some common lease expenses starting in December 2003. Total rent expense for 2003 was $12,573 and $1,200 for 2002.

                             MENTOR PROMOTIONS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2003

NOTE G - RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS:
---------------------------------------------------------------

In 2003, management determined that certain accounts receivable were in doubt of being collected and certain services contracted for should have been entered in the year 2003 and not 2004. The following restates the balance sheet and statement of operations as of and for the year ended December 31, 2003.

A summary of the restatement follows:

                                           Previously      Increase
As of December 31, 2003                      Stated       (Decrease)    Restated
                                           -------------------------------------

Balance sheet:
Cash                                          9,820             -0-       9,820
Accounts receivable (net)                    16,888         (  9,657)     7,231
Interest receivable                           2,033             -0-       2,033
Note receivable                              10,000             -0-      10,000
                                            ------------------------------------
Total assets                                38,741          (  9,657)    29,084

Accounts payable                             4,660          ( 26,555)    31,215
Common stock                                 4,770             -0-        4,770
Additional paid in capital                  82,987             -0-       82,987
Accumulated deficit                        (53,676)           36,212    (89,888)
                                           -------------------------------------
Total liabilities and equity                38,781          (  9,657)    29,084

For the year ended December 31, 2003:
Statement of operations:
Sales                                      214,916             -0-      214,916

Cost of sales                              138,846             -0-      138,846
General and administrative                 102,266            36,212    138,478

Interest income                                950             -0-          950
                                           -------------------------------------
Net loss                                   (25,246)          (36,212)   (61,458)

Net loss per common share:
    Basic and diluted                         $0.00           $0.00       $0.00

Weighted average shares outstanding:
    Basic and diluted                    4,770,000             -0-    4,770,000



                             MENTOR PROMOTIONS, INC.


                           CONSOLIDATED BALANCE SHEETS
                                November 30, 2004

                                     ASSETS
                                     ------



CURRENT ASSETS:
    Cash                                                                                   $16,608
    Accounts receivable (net of allowance of $14,377)                                       24,506
    Accrued interest receivable                                                              1,633
    Note receivable                                                                          5,000
                                                                                     --------------
    Total Current Assets                                                                    47,747

Property, plant and equipment (net of accumulated depreciation of $280)                      2,115


                                                                                     --------------

TOTAL ASSETS                                                                               $49,862
                                                                                     ==============




                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------


LIABILITIES
    Accounts payable                                                                       $32,190
    Accrued expenses                                                                         2,456
                                                                                     --------------
        Total liabilities                                                                   34,646

STOCKHOLDERS' EQUITY
    Common stock, $0.001 par value, 25,000,000
         shares authorized, 4,770,000 shares issued
         and outstanding                                                                     4,770
    Additional paid-in-capital                                                              82,987
    Accumulated deficit                                                                    (72,541)
                                                                                     --------------
        Total Stockholders' Equity                                                          15,216
                                                                                     --------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                                 $49,862
                                                                                     ==============













See accompanying notes                F-2

                             MENTOR PROMOTIONS, INC.


                      CONSOLIDATED STATEMENT OF OPERATIONS
                 Eleven Months Ended November 30, 2004 and 2003







                                                           2004          2003
                                                     ---------------------------

REVENUE:
    Sales                                                 $268,526      199,336

COST OF SALES:                                             116,341      128,627
                                                     ---------------------------

GROSS PROFIT                                               152,185       70,709

OPERATING EXPENSE:
    Depreciation                                               280            0
    Advertising                                             73,141       46,765
    General and administrative                              62,017       75,438
                                                     ---------------------------
        Total Operating Expense                            135,438      122,203

                                                     ---------------------------
Net Operating Loss                                          16,747      (51,494)

Interest income                                                600        1,150
                                                     ---------------------------

Net Loss                                                   $17,347     ($50,344)
                                                     ===========================






Weighted average shares outstanding                      4,770,000    4,770,000
                                                     ===========================

Loss per share - basic and diluted                          ($0.00)      ($0.00)
                                                     ===========================














See accompanying notes                        F-3




                             MENTOR PROMOTIONS, INC.


            STATEMENT OF STOCKHOLDERS' EQUITY AND ACCUMULATED DEFICIT
                      Eleven Months Ended November 30, 2004

                                                                                      Accumulated
                                                Common  Stock           Paid In        Earnings
                                            Shares        Amount        Capital        (Deficit)      Total
                                         ------------------------------------------  ---------------------------

Balance,
        December 31, 2003                    4,770,000         4,770        82,987         (89,888)      (2,131)


Net income                                                                                  17,347       17,347

                                         ------------------------------------------  ---------------------------
Balance
        September 30, 2004                  $4,770,000        $4,770       $82,987        ($72,541)     $15,216
                                         ==========================================  ===========================










See accompanying notes                F-4



                             MENTOR PROMOTIONS, INC.


                      CONSOLIDATED STATEMENT OF CASH FLOWS
                 Eleven Months Ended November 30, 2004 and 2003






                                                                                  2004          2003
                                                                            ---------------------------

CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income (loss)                                                             $17,347     ($50,344)
    Adjustments to reconcile net loss to net
            cash (used) by operating activities:
                Items not requiring cash:
              Depreciation                                                            280            0
    Adjustments for other operating activities:
          Decrease (increase) in interest receivable                                  600        1,150
          Decrease (increase) in accounts receivable                              (17,275)       5,416
          Increase (decrease) in accounts payable                                   3,231       31,978
                                                                            ---------------------------
Net cash used by operating activities from continuing oeprations                    4,183      (11,800)
Net cash used by operating activities from discontinued operations


CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchase of equipment                                                          (2,395)           0

CASH FLOWS FROM FINANCING ACTIVITIES:
    Paid in capital by shareholder                                                      0          900
    Payments received on note receivable                                            5,000            0
                                                                            ---------------------------
    Total cash flows from financing activities                                      5,000          900

                                                                            ---------------------------

NET INCREASE IN CASH                                                               $6,788     ($10,900)

CASH, BEGINNING OF PERIOD                                                           9,820       19,643
                                                                            ---------------------------

CASH, END OF PERIOD                                                               $16,608       $8,743
                                                                            ===========================
















See accompanying notes                 F-5

                             MENTOR PROMOTIONS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                November 30, 2004



NOTE A - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
---------------------------------------------------------------------------
History:
--------
The Company was organized August 2, 2000, as a Nevada corporation under the name of Mentor Promotions, Inc. The Company purchased Monsterfit.com, Inc. and closed it on December 31, 2002. It also formed Texas Fresh Air, Inc. on November 15, 2002. The financial statements reflect the consolidation of the accounts of these subsidiaries. The purchase of Monsterfit.com, Inc. was accounted for by the purchase method. The Company is in the business of providing mold remediation services in the State of Texas.

Basis of Presentation:
----------------------
It is the Company's policy to prepare its financial statements on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America. These financial statements were prepared by management and include all adjustments, which in the opinion of management, are necessary in order to make the financial statements not misleading. The financials statements have not been audited by an independent certified public accountant.

Principles of consolidation and basis of presentation
-----------------------------------------------------
The accompanying financial statements are consolidated and include the financial statements of Mentor Promotions and our wholly owned subsidiary, Texas Fresh Air, Inc.. All significant intercompany balances and transactions have been eliminated in consolidation. The consolidated accounts include 100% of the assets and liabilities of our subsidiary.

Revenue Recognition:
--------------------
The Company's policy is to recognize revenue from products when an order is received, the price is fixed on the order, the products are shipped and collection of payment is reasonably assured. The Company recognizes revenues from services when a contract for the services, whether written or verbal, is agreed upon, the price has been stipulated, the services have been performed and billed, and the collection fo that billing is reasonably assured.

Allowance for Doubtful Accounts
-------------------------------
The Company's policy is to establish a reserve for doubtful accounts based upon the examination of each receivable and establishing an allowance if there is any doubt as to its collectability. The accounts receivable are reported at net realizable value.

Use of Estimates
----------------
In order to prepare financial statements in conformity with accounting principals generally accepted in the United States of America, management must make estimates, judgments and assumptions that affect the amounts reported in the financial statements and determine whether contingent assets and liabilities, if any, are disclosed in the financial statements. The ultimate resolution of issues requiring these estimates and assumptions could differ significantly from resolution currently anticipated by management and on which the financial statements are based.

Cash and Cash Equivalents:
--------------------------
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with maturity of three months or less to be cash equivalents.

Property and Equipment:
-----------------------
Property and equipment is carried at cost. Depreciation is provided by the straight-line method over each asset's estimated useful life. Upon retirement or disposal, the asset cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the determination of net income.

Long-Lived Assets
-----------------
In accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for the impairment of Long-Lived Assets and for Long -Lived Assets to be Disposed of, the Company records impairment losses when

                             MENTOR PROMOTIONS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                November 30, 2004


NOTE A - NATURE OF  BUSINESS  AND  SUMMARY OF  SIGNIFICANT  ACCOUNTING  POLICIES
--------------------------------------------------------------------------------
(CONTINUED):
------------
events and circumstances indicate that the assets might be impaired and the undiscounted projected cash flows associated with those assets are less than the carrying amounts of those assets. Impairment loss on a long-lived asset is measured based on the excess of the carrying amount of the asset over the asset's fair value, generally determined based upon discounted estimates of future cash flows.

Start-Up Costs:
---------------
The Company expenses the costs of start-up activities and organization costs as they are incurred, in accordance with SOP 98-5, Reporting on the Cost of Start-up Activities.

Advertising costs:
------------------
Advertising costs are expensed in the period during which the advertising is used. Advertising expense totaled $63,095 in the nine months ended September 30, 2004 and $75,056 in 2003.

Net loss per Share:
-------------------
Basic net loss per share excludes dilution and is computed by dividing net loss by the weighted average number of common shares outstanding for the period presented. Diluted net loss per common share was the same as basic net loss per common share for the period presented since the Company has no potentially dilutive securities and because of the Company's net loss.

Stock based compensation:
-------------------------
The Company accounts for stock based compensation in accordance with SFAS 123, Accounting for Stock-Based Compensation. It introduces the use of a fair value-based method of accounting for stock based compensation. It encourages, but does not require, companies to recognize stock-based compensation expenses to employees based on the new fair value accounting rules. The Company has adopted the new fair value accounting rule and records the issuance of stock at the fair value of the consideration received.

Income Tax:
-----------
The Company is subject to the greater of federal income taxes computed under the regular system or the alternative minimum tax system. The Company uses an asset and liability approach for the accounting and financial reporting of income tax as required by SFAS No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial carrying amounts and the tax bases of assets and liabilities using enacted tax rates in effect in the years in which the temporary differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax asset to the amount expected to be "more likely than not" realized in future returns.

NOTE B - WEB SITE:
------------------
In the period through November 2002, the Company's primary asset was its web site that was the center of its operational and income generating activities. Before its purchase of Monsterfit.com, Inc., the Company had a website upon which it had recorded depreciation but wrote this asset off when it acquired Monsterfit.com, Inc. and started depreciating the website acquired in the purchase of Monsterfit.com, Inc. The web site was fully amortized as of December 31, 2002.

NOTE C - INCOME TAXES:
----------------------

The Company had a net operating profit of $17,436 which will offset a net operating loss of $89,888 accumulated through December 31, 2003. No deferred tax asset has been recognized for the operating loss as it is more likely than not that all or a portion of the net operating loss will not be realized and any valuation allowance would reduce the benefit to zero.

         Operating losses expire:  2021      $15,564
                                   2022       12,866
                                   2023       61,458

                             MENTOR PROMOTIONS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                November 30, 2004


NOTE D - STOCKHOLDERS' EQUITY:

Common Stock:
-------------
The Company is authorized to issue 25,000,000 common shares of stock at a par value of $0.001 per share. These shares have full voting rights. At January 15, 2005, there were 4,770,000 shares outstanding. The Company has not paid a dividend to its shareholders.

The Company issued on August 2, 2000 to its founder, Mark Wells, 4,000,000 shares of common stock. which was issued to him for $4,000, composed of $500 cash and $3,500 of his services.
The Company issued 200,000 shares on August 28, 2000 to a third party company, Art Xpectations, LLC in consideration for building and developing the website. The Company issued 120,000 shares along with $6,000 on October 25, 2001 to third party individuals in consideration for the purchase of Monsterfit.com, Inc.
The Company issued 450,000 shares to Sherry Bieger, a third party individual, in consideration for the capitalization of our mold remediation business. The capitalization was made on November 15, 2002.


NOTE E - RELATED PARTY TRANSACTIONS:
------------------------------------

The President provided office space to the Company through September 30, 2003 valued at $100 a month. The value of the office space was recorded as capital contributed to the Company and is reflected in the expenses and in the capital of the Company.


NOTE F - COMMITMENTS:
---------------------

The Company sublets office space on a month to month basis. The payments were $1,100 per month plus some common lease expenses through November 2003 and $800 per month plus some common lease expenses starting in July 2004. Total rent expense for the first nine months of 2004 was $7,695.

         No dealer, salesman or any other person has been authorized to give any quotation or to make any representations in connection with the offering described herein, other than those contained in this Prospectus. If given or made, such other information or representation'; must not he relied upon as having been authorized by the company or by any underwriter. This prospectus does not constitute an offer to sell, or a solicitation of an otter to buy any securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction.

           TABLE OF CONTENTS
Prospectus Summary                                                           1
Risk Factors                                                                 2
Forward Looking Statements                                                   3
Use of Proceeds                                                              4
Dilution                                                                     4
Plan of Distribution                                                         6
Description of Business                                                      7
Management's Discussion and Analysis of Financial
         Condition and Results of Operations                                 13
Description of Property                                                      16
Director's, Executive Officers and Significant Employees                     16
Remuneration of Officers and Directors                                       18
Interest of Management and Others in Certain Transactions                    19
Principal Shareholders                                                       19
Securities Being Offered                                                     20
Relationship with Issuer of Experts Named in Registration Statement          20
Legal Proceedings                                                            20
Changes In and Disagreements with Accountants on Accounting
         and Financial Disclosure                                            20
Disclosure of Commission Position of Indemnification for
         Securities Act Liabilities                                          20
Legal Matters                                                                21
Experts                                                                      21
Dividend Policy                                                              22
Transfer Agent                                                               22
Financial Statements                                                         F-1


Until the (90th day after the later of (1) the effective date of the registration statement or (2) the first date on which the securities are offered publicly), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.          Indemnification of Directors and Officers

Not applicable.

Item 14.          Other Expenses of Issuance and Distribution

         All expenses, including all allocated general administrative and overhead expenses, related to the offering or the organization of the Company will be borne by the Company.

         The following table sets forth a reasonable  itemized  statement of all
anticipated   out-of-pocket   and   overhead   expenses   (subject   to   future
contingencies) to be incurred in connection with the distribution of the securities being registered, reflecting the minimum and maximum subscription amounts.
                                                   Minimum           Maximum
                                                   ---------------------------
        SEC Registration Fee                       $    269         $      269
        Printing and Engraving Expenses               2,000              5,000
        Legal Fees and Expenses                       5,000             19,000*
        Edgar Fees                                    1,800              1,800
        Accounting Fees and Expenses                  2,500              2,500
        Blue Sky Fees and Expenses                    5,000              5,000
        Miscellaneous                                   200                200
                                                   ---------        -----------
                  TOTAL                            $ 16,769         $   33,769

* We estimate additional legal fees if the maximum is raised for filing fees and blue sky fees for individual states where to will sell the securities described in this offering. Although some of the increase will be for legal fees in the preparation and filing of these state applications, most of the increase from the minimum will be for filing fees.

Item 15.          Recent Sales of Unregistered Securities

        The Company sold on August 2, 2000 to its founder 4,000,000 shares of common stock which was issued to him for $4,000, composed of $500 cash and $3,500 of his services. This stock was issued under the exemption under the Securities Act of 1933, section 4(2); this section states that transactions by an issuer not involving any public offering is an exempted transaction. The company relied upon this exemption because in a private transaction during August 2000, the founder, sole officer and director purchased stock for a combination of $500 cash and $3,500 of services.

        The Company issued 200,000 shares on August 28, 2000 to an unrelated company, Art Xpectations, LLC in consideration for building and developing the website. This stock was valued at $10,000 or $0.05 per share. This stock was issued under the exemption under the Securities Act of 1933, section 4(2); this section states that transactions by an issuer not section states that transactions by an issuer not involving any public offering is an exempted transaction. The company relied upon this exemption because in a private transaction on August 20, 2000, this company developed the web site in exchange for 200,000 shares of stock valued at $0.05 per share or a total of $10,000 with no broker dealer involved in the transaction. The purchasers were sophisticated investors who purchased the stock for their own account and not with a view toward distribution to the public. The certificates evidencing the securities bear legends stating that the shares may not be offered, sold or otherwise transferred other than pursuant to an effective registration statement under the Securities Act, or an exemption from such registration requirements.

        The Company issued 120,000 shares along with $6,000 on October 25, 2001 to unrelated individuals in consideration for the purchase of Monsterfit.com, Inc., which we operated as a subsidiary until we entered the mold remediation business. At that time we closed Monsterfit.com. The purchase was effective July 1, 2001. This stock was valued at $24,000 or $0.20 per share. This stock was issued under the exemption under the Securities Act of 1933, section 4(2); this section states that transactions by an issuer not involving any public offering is an exempted transaction. The company relied upon this exemption because in a private transaction on October 25, 2001, the individuals received the 120,000 shares in exchange for their shares of Monsterfit.com, Inc., the shares of stock valued at $0.20 per share or a total of $24,000 with no broker dealer involved in the transaction. The purchasers were sophisticated investors who purchased the stock for their own account and not with a view toward distribution to the public. The certificates evidencing the securities bear legends stating that the shares may not be offered, sold or otherwise transferred other than pursuant to an effective registration statement under the Securities Act, or an exemption from such registration requirements.

        The Company issued 450,000 shares to Sherry Bieger, an unrelated individual in consideration for the capitalization of our mold remediation business. The capitalization was made on November 15, 2002. This stock was valued at $36,220 or $0.08 per share. This stock was issued under the exemption under the Securities Act of 1933, section 4(2); this section states that transactions by an issuer not involving any public offering is an exempted transaction. The company relied upon this exemption because in a private transaction, the individual received the 450,000 shares in exchange for their capitalizing the mold remediation business. The shares of stock were valued at $0.08 per share or a total of $36,220 with no broker dealer involved in the transaction. The purchasers were sophisticated investors who purchased the stock for their own account and not with a view toward distribution to the public. The certificates evidencing the securities bear legends stating that the shares may not be offered, sold or otherwise transferred other than pursuant to an effective registration statement under the Securities Act, or an exemption from such registration requirements.

 Item 16.       Exhibits

                The  following  Exhibits  are filed as part of the  Registration
Statement:

Exhibit No.          Identification of Exhibit
   3.1*  -     Articles of Incorporation
   3.2*  -     By Laws
   4.1*  -     Specimen Stock Certificate
   4.2*  -     Form of Subscription Agreement
   5.1*  -     Opinion of T Alan Owen & Associates, P.C., Attorneys at Law
  10.1*  -     Copy of Office Lease
  10.2*  -     Renewal, Extension and Modification of Promissory Note
  21.1*  -     Subsidiaries of the Registrant
  23.1*  -     Consent of T Alan Owen & Associates, P.C., Attorneys at Law
  23.2   -     Consent of Lopez, Blevins, Bork & Associates, LLP, Certified
                Public Accountants
  23.3   -     Resignation letter of Charles E. Smith, Certified Public
                Accountant

* Filed previously

Item 17.        Undertakings
                The Registrant hereby undertakes to:
         (1) File, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement to:
                (i) Include any prospectus required by section 10(a)(3) of the Securities Act; and

               (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and
               (iii) Include any additional or changed material information on the plan of distribution.
         (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.
         (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.
         Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets the requirements for filing on Form SB-1 and authorizes this Registration Statement to be signed on its behalf by the undersigned, being duly authorized, in the City of Dallas, State of Texas, on February15, 2005.

                                            Mentor Promotions, Inc.


                                            By:  /s/ Mark Wells
                                            ------------------------------
                                                     Mark Wells, President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following person in the capacity and on the date indicated:

Signature                        Title                       Date
-------------------             -------------------------   -----------------


                                 President, Secretary,
/s/ Mark Wells                    Treasurer; Director        February 15, 2005
-------------------
Mark Wells


/s/ Mark Wells                   Chief Executive Officer     February 15, 2005
-------------------
Mark Wells


/s/ Mark Wells                   Chief Financial Officer     February 15, 2005
-------------------
Mark Wells


/s/ Mark Wells                   Chief Accounting Officer    February 15, 2005
-------------------
Mark Wells